1940 Act File No. 811-7774

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-1A

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      X

    Amendment No. 30 .......................................         X


                            BT INVESTMENT PORTFOLIOS
               (Exact Name of Registrant as Specified in Charter)

                              5800 Corporate Drive
                       Pittsburgh, Pennsylvania 15237-7010
                (Address of Principal pursuant Executive Offices)

                                 (412) 288-1900
                         (Registrant's Telephone Number)
Copies to:

Jay S. Neuman, Esquire                    Burton M. Leibert, Esq.
Federated Investors Tower                 Willkie Farr & Gallagher
Pittsburgh, Pennsylvania 15222-3779       787 Seventh Avenue
(Name and Address of Agent for Service)   New York, New York 10019-6099
      ......




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                                   Explanatory

This Amendment to the Registrant's Registration Statement on Form N-1A (the "Registration Statement") has been filed by the Registrant pursuant to Section 8(b) of the Investment Company Act of 1940. However, beneficial interests in the series of the Registrant are not being registered under the Securities Act of 1933 (the "1933 Act"), because such interests will be issued solely in private placement transactions that do not involve any "public offering" within the meaning of Section 4(2) of the 1933 Act. Investments in the Registrant's series may only be made by investment companies, insurance company separate accounts, common or commingled trust funds or similar organizations or entities that are "accredited investors" within the meaning of Regulation D under the 1933 Act. The registration Statement does not constitute an offer to sell, or the solicitation of an offer to buy, any beneficial interests in any series of the Registrant.

BT Investment Portfolios is comprised of fourteen portfolios. This Amendment to the Registration Statement relates only to BT PreservationPlus Portfolio.








BT INVESTMENT PORTFOLIOS



BT PRESERVATIONPLUS PORTFOLIO

PART A

     Responses to Items 1 through 3 and 5A have been omitted pursuant to paragraph 4 of Instruction F of the General Instructions to Form N-1A.

ITEM 4.  GENERAL DESCRIPTION OF REGISTRANT.

BT Investment Portfolios (the "Trust") is a no-load, open-end management investment company, which was organized as a trust under the laws of the State of New York pursuant to a Declaration of Trust dated as of March 27, 1993.



Beneficial interests in the Trust are currently divided into fifteen separate series ("Series"), each having distinct investment objectives and policies. The following Series are currently operating: Asset Management Portfolio II, Asset Management Portfolio III, Liquid Assets Portfolio, Small Cap Portfolio, Global High Yield Securities Portfolio, Latin American Equity Portfolio, Pacific Basin Equity Portfolio, EAFE Equity Index Portfolio, Small Cap Index Portfolio, U.S. Bond Index Portfolio, BT PreservationPlus Portfolio, International Small Company Equity Portfolio, Global Emerging Markets Equity Portfolio, and BT PreservationPlus Income Portfolio. Only the PreservationPlus Portfolio is described herein. Beneficial interests in the PreservationPlus Portfolio are issued solely in private placement transactions that do not involve any "public offering" within the meaning of Section 4(2) of the 1933 Act. Investments in the PreservationPlus Portfolio may only be made by investment companies, insurance company separate accounts, common or commingled trust funds or similar organizations or entities which are "accredited investors" as defined in Regulation D under the 1933 Act. This Registration Statement, as amended, does not constitute an offer to sell, or the solicitation of an offer to buy, any "security" within the meaning of the 1933 Act.



The investment objective of the PreservationPlus Portfolio is to provide investors with a high level of current income while seeking to maintain a stable value per share. The PreservationPlus Portfolio seeks to achieve this objective by investing in a diversified portfolio of fixed income securities, money market instruments, futures, options and other instruments, and by entering into contracts with financial institutions, such as insurance companies and banks, that are intended to maintain a stable value per share. Investments in the PreservationPlus Portfolio are neither insured nor guaranteed by the U.S. Government. Investments in the PreservationPlus Portfolio are not deposits or obligations of, or guaranteed or endorsed by, Bankers Trust Company ("Bankers Trust"), the investment adviser of the PreservationPlus Portfolio, and are not Federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency.

Additional information about the investment policies of the PreservationPlus Portfolio appears in Part B. The Registrant incorporates by reference information concerning the PreservationPlus Portfolio's investment objective and policies and the risk factors associated with investments in the PreservationPlus Portfolio from the sections entitled "Investment Principles and Risks," "Investment Objective and Policies," "Risk Factors and Certain Securities and Investment Practices," "Special Information Concerning the Master-Feeder Fund Structure," and "Securities and Investment Practices of the Portfolio" in the PreservationPlus Fund prospectus (the "Feeder Fund Prospectus"). Further information about the risk factors associated with investments in the PreservationPlus Portfolio is incorporated herein by reference from the section entitled "Appendix" in the Feeder Fund's SAI (the "Feeder Fund SAI").

ITEM 5.  MANAGEMENT OF THE PRESERVATIONPLUS PORTFOLIO.

Registrant incorporates by reference information concerning the management of the PreservationPlus Portfolio from "Expense Summary" and "Management of the Trusts" in the Feeder Fund Prospectus.



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ITEM 6.  CAPITAL STOCK AND OTHER SECURITIES.

The Trust is organized as a trust under the laws of the State of New York. Under the Declaration of Trust, the Trustees are authorized to issue beneficial interests in separate series of the Trust, such as the PreservationPlus Portfolio. Each investor is entitled to a vote in proportion to the amount of its investment in the PreservationPlus Portfolio. Investments in the PreservationPlus Portfolio may not be transferred, but an investor may withdraw all or any portion of its investment at any time at net asset value. Investors in the PreservationPlus Portfolio (e.g., investment companies, insurance company separate accounts and common and commingled trust funds) will each be liable for all obligations of the PreservationPlus Portfolio. However, the risk of an investor in the PreservationPlus Portfolio incurring financial loss on account of such liability is limited to circumstances in which both inadequate insurance existed and the PreservationPlus Portfolio itself was unable to meet its obligations.

The Trust currently has fifteen Series and reserves the right to create additional Series. Each Series will participate equally in the earnings and assets of the particular Series. Investments in the PreservationPlus Portfolio have no pre-emptive or conversion rights and are fully paid and non-assessable, except as set forth below. The Trust is not required and has no current intention to hold annual meetings of investors, but the Trust will hold special meetings of investors when in the judgment of the Trustees it is necessary or desirable to submit matters for an investor vote. Changes in fundamental policies will be submitted to investors for approval. Investors have under certain circumstances (e.g., upon application and submission of certain specified documents to the Trustees by a specified percentage of the aggregate value of the Trust's outstanding interests) the right to communicate with other investors in connection with requesting a meeting of investors for the purpose of removing one or more Trustees. Investors also have the right to remove one or more Trustees without a meeting by a declaration in writing by a specified number of investors. Upon liquidation of the PreservationPlus Portfolio, investors would be entitled to share pro rata in the net assets of the PreservationPlus Portfolio available for distribution to investors.

Registrant incorporates by reference additional information concerning the PreservationPlus Portfolio's capital stock from "Other Classes of Shares," "Net Asset Value," "Account Information," "Transactions in Fund Shares," "Management of the Trusts," "Special Information Concerning the Master--Feeder Fund Structure," "Additional Information About the Trusts," "Dividends and Capital Gain Distributions" and "Tax Considerations" in the Feeder Fund Prospectus.

Under the anticipated method of operation of the Trust, the PreservationPlus Portfolio will not be subject to any income tax. However, each investor in the Portfolio will be taxable on its share (as determined in accordance with the governing instruments of the Trust) of the Portfolio's ordinary income and capital gain in determining its income tax liability. The determination of such share will be made in accordance with the Internal Revenue Code of 1986, as amended (the "Code"), and regulations promulgated thereunder.

It is intended that the Portfolio's assets, income and distributions will be managed in such a way that an investor in the Portfolio will be able to satisfy the requirements of Subchapter M of the Code, assuming that the investor invested all of its assets in the Portfolio.

ITEM 7.  PURCHASE OF INTERESTS IN THE PRESERVATIONPLUS PORTFOLIO.

Beneficial interests in PreservationPlus Portfolio are issued solely in private placement transactions that do not involve any "public offering" within the meaning of Section 4(2) of the 1933 Act. See "General Description of Registrant" above.

Registrant incorporates by reference information concerning the computation of net asset value and the valuation of the PreservationPlus Portfolio's assets from "Transactions in Fund Shares" and "Net Asset Value" in the Feeder Fund Prospectus. For further information regarding the valuation of PreservationPlus Portfolio's assets, see Part B, Item 19 of this Registration Statement.

There is no minimum initial or subsequent investment in the PreservationPlus Portfolio. The PreservationPlus Portfolio reserves the right to cease accepting investments at any time or to reject any investment order.



     The Trust's placement agent is ICC Distributors, Inc. ("ICC"). . ICC's principal business address is Two Portland Square, Portland, Maine 04101.



ITEM 8.  REDEMPTION OR REPURCHASE.

Registrant incorporates by reference information concerning redemptions and repurchases from the section entitled "Transactions in Fund Shares" in the Feeder Fund Prospectus.

ITEM 9.  PENDING LEGAL PROCEEDINGS.

Not applicable.















BT INVESTMENT PORTFOLIOS



BT PRESERVATIONPLUS PORTFOLIO

PART B

Part B of this Registration Statement should be read only in conjunction with Part A. Capitalized terms used in this Part B and not otherwise defined have the meanings given them in Part A.

ITEM 10.  COVER PAGE.

Not applicable.

ITEM 11.  TABLE OF CONTENTS.

General  Information and History.               1

     Investment  Objectives  and  Policies                  1

     Management  of the  Trust.                       2

     Control Persons and Principal Holders of Securities    2

     Investment Management and Other Services....     2

     Brokerage Allocation and Other Practices.        2

     Capital  Stock  and Other  Securities.                 2

     Purchase, Redemption, and Pricing of Securities Being Offered      3

     Tax  Status                                3

     Underwriters                               3

     Calculation  of  Performance  Data               4

     Financial  Statements                            4

ITEM 12.  GENERAL INFORMATION AND HISTORY.

Not applicable.

ITEM 13.  INVESTMENT OBJECTIVES AND POLICIES.

Part A contains additional information about the investment objective and policies of the PreservationPlus Portfolio series of the Trust. Registrant incorporates by reference information concerning the investment policies and limitations of the Portfolio from "Investment Objective, Policies and Restrictions" and "Appendix" in the Feeder Fund SAI.

ITEM 14.  MANAGEMENT OF THE TRUST.

Registrant incorporates by reference information concerning the management of the Trust from "Management of the Trusts" in the Feeder Fund SAI.

The Trust's Declaration of Trust provides that it will indemnify its Trustees and officers against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the Trust, unless, as to liability to the Trust or the investors in the PreservationPlus Portfolio or any other Series of the Trust, it is finally adjudicated that they engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in their offices, or unless with respect to any other matter it is finally adjudicated that they did not act in good faith in the reasonable belief that their actions were in the best interests of the Trust. In the case of settlement, such indemnification will not be provided unless it has been determined by a court or other body approving the settlement or other disposition, or by a reasonable determination, based upon a review of readily available facts, by vote of a majority of disinterested Trustees or in a written opinion of independent counsel, that such officers or Trustees have not engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of their duties.

ITEM 15.  CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES.



As of November 30, 1998, the Feeder Fund owned approximately 99.99% of the interests in the PreservationPlus Portfolio. Because the Feeder Fund controls the PreservationPlus Portfolio, it may take actions affecting the PreservationPlus Portfolio without the approval of any other investor.



The Feeder Fund has informed the PreservationPlus Portfolio that whenever it is requested to vote on any proposal pertaining to the PreservationPlus Portfolio, the Feeder Fund will hold a meeting of its shareholders and will cast its vote proportionately as instructed by its shareholders. It is anticipated that any other investor in PreservationPlus Portfolio that is an investment company registered under the 1940 Act will follow the same or a similar practice.

ITEM 16.  INVESTMENT ADVISORY AND OTHER SERVICES.

Registrant incorporates by reference information concerning the investment advisory and other services provided for or on behalf of the PreservationPlus Portfolio from "Management of the Trusts" and "Organization of the Trust" in the Feeder Fund SAI.

ITEM 17. BROKERAGE ALLOCATION AND OTHER PRACTICES.

Registrant incorporates by reference information concerning the brokerage allocation and other practices of the PreservationPlus Portfolio from "Investment Objective, Policies and Restrictions - Portfolio Transactions and Brokerage Commissions" in the Feeder Fund SAI.

ITEM 18.  CAPITAL STOCK AND OTHER SECURITIES.

Under the Declaration of Trust, the Trustees are authorized to issue beneficial interests in separate Series, including the PreservationPlus Portfolio. No such Series of the Trust has any preference over any other Series. Investors in PreservationPlus Portfolio are entitled to participate pro rata in distributions of taxable income, loss, gain, and credit of the PreservationPlus Portfolio. Upon liquidation or dissolution of PreservationPlus Portfolio, investors are entitled to share pro rata in the net assets of PreservationPlus Portfolio available for distribution to investors. Investments in PreservationPlus Portfolio have no preference, preemptive, conversion or similar rights and are fully paid and nonassessable, except as set forth below. Investments in the PreservationPlus Portfolio may not be transferred.

Each investor in the PreservationPlus Portfolio is entitled to vote in proportion to the amount of its investment. The PreservationPlus Portfolio and the other Series of the Trust will all vote together in certain circumstances (e.g., election of the Trust's Trustees and auditors, as required by the 1940 Act and the rules thereunder). One or more Series of the Trust could control the outcome of these votes. Investors do not have cumulative voting rights, and investors holding more than 50% of the aggregate beneficial interests in the Trust, or in a Series as the case may be, may control the outcome of votes and in such event the other investors in the PreservationPlus Portfolio, or in the Series, would not be able to elect any Trustee. The Trust is not required and has no current intention to hold annual meetings of investors but the Trust will hold special meetings of investors when in the judgment of the Trust's Trustees it is necessary or desirable to matters for an investor vote. No material amendment may be made to the Trust's Declaration of Trust without the affirmative majority vote of investors (with the vote of each being in proportion to the amount of its investment).

The Trust, with respect to the PreservationPlus Portfolio, may enter into a merger or consolidation, or sell all or substantially all of its assets, if approved by the vote of two-thirds of the PreservationPlus Portfolio's investors (with the vote of each being in proportion to its percentage of the beneficial interests in the PreservationPlus Portfolio), except that if the Trustees of the Trust recommend such sale of assets, the approval by vote of a majority of the investors (with the vote of each being in proportion to its percentage of the beneficial interests of PreservationPlus Portfolio) will be sufficient. The PreservationPlus Portfolio may also be terminated (i) upon liquidation and distribution of its assets, if approved by the vote of two-thirds of its investors (with the vote of each being in proportion to the amount of its investment), or (ii) by the Trustees of the Trust by written notice to its investors.

The Trust is organized as a trust under the laws of the State of New York. Investors in the PreservationPlus Portfolio or any other Series of the Trust will be held personally liable for its obligations and liabilities, subject, however, to indemnification by the Trust in the event that there is imposed upon an investor a greater portion of the liabilities and obligations than its proportionate beneficial interest. The Declaration of Trust also provides that the Trust shall maintain appropriate insurance (for example, fidelity bonding and errors and omissions insurance) for the protection of the Trust, its investors, Trustees, officers, employees and agents covering possible tort and other liabilities. Thus, the risk of an investor incurring financial loss on account of investor liability is limited to circumstances in which both inadequate insurance existed and the Trust itself was unable to meet its obligations with respect to any Series thereof.

The Declaration of Trust further provides that obligations of the PreservationPlus Portfolio or any other series of the Trust are not binding upon the Trustees individually but only upon the property of the PreservationPlus Portfolio or other Series of the Trust, as the case may be, and that the Trustees will not be liable for any action or failure to act, but nothing in the Declaration of Trust protects a Trustee against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

The Trust reserves the right to create a number of Series, in which case investments in each Series would participate equally in the earnings and assets of the particular Series. Investors in each Series would be entitled to vote separately to approve advisory agreements or changes in investment policy, but investors of all Series may vote together in the election or selection of Trustees and accountants. Upon liquidation or dissolution of any Series of the Trust, the investors in that Series would be entitled to share pro rata in the net assets of that Series available for distribution to investors.

ITEM 19.  PURCHASE, REDEMPTION, AND PRICING OF SECURITIES BEING OFFERED.

Beneficial interests in the PreservationPlus Portfolio are issued solely in private placement transactions, which do not involve any "public offering" within the meaning of Section 4(2) of the Securities Act of 1933, as amended. See also Item 7, "Purchase of Securities Being Offered" and Item 8, "Redemption or Repurchase" in Part A of this Registration Statement.

Registrant incorporates by reference information concerning the method followed by the PreservationPlus Portfolio in determining its net asset value and the timing of such determinations from "Valuation of Assets; Redemptions in Kind" in the Feeder Fund SAI.

ITEM 20.  TAX STATUS.

Registrant incorporates by reference information concerning the taxation of the PreservationPlus Portfolio from "Taxation" in the Feeder Fund SAI.

ITEM 21.  UNDERWRITERS.



The Trust's placement agent is ICC Distributors, Inc. ("ICC") . The principal business address for ICC is Two Portland Square, Portland, Maine 04101. Investment companies, insurance company separate accounts, common and commingled trust funds and similar organizations and entities may continuously invest in the PreservationPlus Portfolio.



ITEM 22.  CALCULATION OF PERFORMANCE DATA.

Not applicable

ITEM 23. FINANCIAL STATEMENTS


The Portfolio's financial statements are hereby incorporated by reference from the Registrant's Annual Report and have been included in reliance upon the report of Ernst & Young LLP, independent certified public accountants, as experts in accounting and auditing.